

Mail Stop 3030

November 25, 2015

<u>Via E-mail</u>
Mr. John W. Frederick
Executive Vice President and Chief Financial Officer
Avid Technology, Inc.
75 Network Drive
Burlington, Massachusetts 01803

> **Re:** **Avid Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 16, 2015**
> **Form 8-K Dated November 5, 2015**
> **File No. 001-36254**

Dear Mr. Frederick:

We have reviewed your filings and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 8-K Dated November 5, 2015</u>

1. We note that your reconciliations of GAAP financial measures to non-GAAP financial measures in Exhibit 99.1 are in a form similar to statements of operations. Please tell us how you considered the guidance set forth in Question 102.10 of the Division's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures, which can be found on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm, when making your presentation. Otherwise, please confirm that you will remove the non-GAAP statements of operations from your future presentations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640, or me, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery